

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 30, 2007

Empire Stock Transfer Inc
2470 St. Rose Parkway
Henderson, NV 89075

> **Re:** **Portage Resources Inc.**
> **Filed July 13, 2007**
> **File No. 333-144585**
> **Form SB-2**

Dear Sir or Madam:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement, Form SB-2

We have reviewed of this filing and have the following comments on your Form SB-2.

Form SB-2

We have reviewed this filing and raise the issues set out below. As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Summary of Prospectus and Risk Factors Sections

1.   We note that in your Management's Discussion and Analysis or Plan of Operations Section you estimate that you "will require $53,020 in cash over the next twelve months." We further note that in your Calculation of Registration Fee Section, you indicate that you intend to register 513,000 shares of common stock at a price of $0.05 per share. The Proposed Maximum Aggregate Offering Price is equal to $25,650. Thus, the maximum amount of capital that could be raised through this offering of $25,650 does not cover the $53,020 cash you indicate is required in the next twelve months. We further note that you fail disclose a financing mechanism by which you intend to raise the capital not acquired through this offering. Revise the Summary of Prospectus and Risk Factors Sections to discuss your severe lack of liquidity and the mechanism by which you intend to finance your company.

Closing Comments

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us with a letter, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in
     declaring the filing effective, does not relieve the company from its full responsibility
     for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a
     defense in any proceeding initiated by the Commission or any person under the
     federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

     Please contact Lisa Mazur at (202) 551-3466 or, in her absence, the undersigned,
at (202) 551-3745 with any other questions.

                                                            Sincerely,

                                                            H. Roger Schwall
                                                            Assistant Director

          cc: Lisa Mazur
          Via Facsímile:
          Daniel B. Eng, Esq.
           (916) 576 – 2642